                                  EXHIBIT 12.1
             LEVIATHAN GAS PIPELINE PARTNERS, L.P. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                          THREE MONTHS
                                                YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                    ------------------------------------------------    -----------------
                                     1994      1995      1996      1997       1998       1998       1999
                                    -------   -------   -------   -------    -------    -------    ------
                                                           (DOLLARS IN THOUSANDS)
Earnings:
  Income (loss) from continuing
    operations before minority
    interests and income taxes....  $22,148   $23,593   $38,318   $(1,456)   $   290    $(1,578)   $3,437
  Interest and other financing
    costs.........................      912       833     5,560    14,169     20,242      3,722     6,102
  Interest component of rentals...       --        --        --        --         --         --        --
  Preferred stock dividend
    requirements of majority-owned
    subsidiary....................       --        --        --        --         --         --        --
                                    -------   -------   -------   -------    -------    -------    ------
         Total earnings available
           for fixed charges......  $23,060   $24,426   $43,878   $12,713    $20,532    $ 2,144    $9,539
                                    =======   =======   =======   =======    =======    =======    ======
Fixed charges:
  Interest and other financing
    costs.........................  $   912   $ 6,102   $17,470   $15,890    $21,308    $ 4,175    $6,541
  Interest component of rentals...       --        --        --        --         --         --        --
  Preferred stock dividend
    requirements of majority-owned
    subsidiary....................       --        --        --        --         --         --        --
                                    -------   -------   -------   -------    -------    -------    ------
         Total fixed charges......  $   912   $ 6,102   $17,470   $15,890    $21,308    $ 4,175    $6,541
                                    =======   =======   =======   =======    =======    =======    ======
Ratio of Earnings to Fixed
  Charges.........................     25.3       4.0       2.5       0.8(a)     1.0(b)     0.5(c)    1.5
                                    =======   =======   =======   =======    =======    =======    ======

------------------------------------

(a) As a result of the loss incurred, Leviathan Gas Pipeline Partners, L.P. and its subsidiaries ("Leviathan") were unable to fully cover the indicated fixed charges by $3.2 million due to a non-recurring asset impairment of $21.2 million recorded in June 1997. If the impairment had not occurred, the ratio of earnings to fixed charges would have equaled 2.1x.

(b) Leviathan was unable to cover the indicated fixed charges by $776,000 due primarily to non-recurring expenses of $3.7 million recorded in August 1998 as a result of El Paso Energy Corporation's acquisition of Leviathan's general partner. If the non-recurring expenses had not been incurred, the ratio of earnings to fixed charges would have equaled 1.1x.

(c) As a result of the loss incurred, Leviathan was unable to fully cover the indicated fixed charges by $2.0 million. During the period, Leviathan (1) realized substantially low oil prices, (2) produced less production at Viosca Knoll Block 817 due to the lack of acceptable markets downstream of the Viosca Knoll system and (3) experienced non-recurring start-up costs from two joint venture projects which began operations during the fourth quarter of 1997. These operational events, which have been alleviated, contributed to Leviathan's deficiency in covering its fixed charges.

     For the purposes of calculating these ratios: (i) "fixed charges" represents interest costs (whether expensed or capitalized), amortization of debt issue costs, the estimated portion of rental expenses representing the interest factor and preferred stock dividend requirements of majority-owned subsidiaries; and (ii) "earnings" represent the aggregate of income from continuing operations before minority interests and income taxes, interest expense, amortization of debt issue costs, the portion of rental expense representing the interest factor and the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries.